No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 20, 2007, Honda Motor Co., Ltd. announced that the Board of Directors of the Company at its meeting held on February 20, 2007 resolved with respect to a secondary sale in Japan of its shares of common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: February 20, 2007

[Translation]

February 20, 2007

Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo

Takeo Fukui President and Representative Director

Notice Concerning Secondary Domestic Sale of Shares

Honda Motor Co., Ltd. (the “Company”) announced that the Board of Directors of the Company at its meeting held on February 20, 2007 resolved with respect to a secondary sale in Japan of its shares of common stock as detailed below.

1.	Number of shares to be sold	37,558,400 shares of common stock

2.	Selling shareholder	Japan Trustee Services Bank, Ltd. (Trust account in favor of Banks’ Shareholdings Purchase Corporation held in The Sumitomo Trust & Banking Co., Ltd.)

3.	Offer price	To be determined. (The offer price will be determined after considering demand in the offering in accordance with the method set out in Article 7-2 of the Fair Business Practice Regulations No. 14 of the Japan Securities Dealers Association; a provisional condition is that the price is in the range of 90 to 100% (rounded down to the nearest yen) of the closing price on the Tokyo Stock Exchange, Inc. on a date (the “Offer Price Determination Date”) in the period starting on March 1, 2007 (Thursday) and ending on March 6, 2007 (Tuesday) (or, if there is no closing price on the applicable date, the closing price on the date immediately preceding to such date).

4.	Method of secondary sale	The underwriters’ consideration for the underwriting will be the total amount of the offer price less the purchase price, which is the amount the underwriters will pay to the selling shareholder.

5.	Offer period	Expected to start on the 1st business day and end on the 3rd business day after the Offer Price Determination Date.

6.	Delivery date	Expected to be the 7th business day after the Offer Price Determination Date.

7.	Subscription money	Same as the offer price per share

8.	Unit of offering	100 shares

9.	Decisions on necessary matters	The offer price and all other matters necessary for this secondary sale of shares will be determined by the representative directors of the Company.

10.	Securities notice	The Company filed the securities notice under the Securities and Exchange Law of Japan on February 20, 2007 with respect to the secondary sale.

Reference: Purpose of the secondary sale

The main purpose of this secondary sale is to enable more individual investors to hold the shares of common stock of the Company.

—End of Notice—

The shares are not being offered to the public outside Japan.

The purpose of this press release is to make a general public announcement concerning the secondary sale of issued shares of common stock of the Company to the public in Japan. The press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, shares of common stock of the Company. In addition, this press release does not constitute an offer and does not constitute an issuance prospectus according to Article 652a or Article 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange.

The shares are being offered only in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The shares will not be or have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.